UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-39391

CUSIP Number 14171W202

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CareMax, Inc.

Full name of Registrant

Deerfield Healthcare Technology Acquisitions Corp.

Former name if Applicable

1000 NW 57th Court, Suite 400

Address of Principal Executive Office (Street and number)

Miami, FL 33126

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CareMax, Inc., a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2023 (the “Form 10-K”).

As the Company was preparing the financial statements for the Form 10-K, it determined that it was not in compliance with a financial covenant in its credit agreement for the test period ended December 31, 2023. As a result of this determination, management devoted considerable time and effort to negotiating a waiver under the credit agreement, which impacted the Company’s ability to complete the Form 10-K without unreasonable effort or expense. The Company received the required waivers from the lenders under its credit facility on March 15, 2024, but was unable to complete its filing before the close of business on March 15, 2024. The Form 10-K was filed on March 18, 2024 prior to the filing of this Notification of Late Filing on Form 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin Wirges	(786)	360-4768
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see the Form 10-K filed with the SEC on March 18, 2024. Both the Company’s financial statements and the report of the Company’s independent registered public accounting firm on the audited financial statements contained in the Form 10-K include disclosures regarding substantial doubt about the Company’s ability to continue as a going concern.

CareMax, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2024	By:	/s/ Kevin Wirges Kevin Wirges Executive Vice President, Treasurer and Chief Financial Officer